
March 23, 2022

Byron Yip
President and Chief Operating Officer
Okada Manila International, Inc.
New Seaside Drive, Entertainment City
Barangay Tambo, Parañaque City
Metro Manila 1701
Philippines

> **Re: Okada Manila International, Inc.**
> **Registration Statement on Form F-4**
> **Filed February 22, 2022**
> **File No. 333-262897**

Dear Mr. Yip:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed February 22, 2022

Material Tax Considerations, page 126

1. We note that the form of legal opinion you provided as exhibit 8.1 states that counsel expresses no opinion on whether the Merger could be treated as a "reorganization" within the meaning of Section 368 of the Code. Please provide a revised opinion which addresses the material tax aspects of the transactions including the treatment of the transaction under Section 368 of the Code. To the extent there is uncertainty whether the merger would qualify as a reorganization within the meaning of Section 368(a) for U.S. federal income tax purposes, the legal opinion should clarify the degree of uncertainty regarding this conclusion. Similarly we note the opinion that

the Reorganization and the Merger collectively should qualify as a transaction governed by Section 351 of the Code.  Please explain why you cannot give a "will" opinion and describe the degree of uncertainty.

Disclosure of Executive Compensation, page 225

2.     We note your revised disclosure in response to prior comment 20 on page 225 regarding individual disclosure of compensation under Philippine law.  Given this, please provide the individual compensation disclosure required by Item 18(a)(7)(ii) of Form F-4 and Item 6.B.1 of Form 20-F.

Audited Financial Statements of 26 Capital, page F-103

3.     Please amend to update the financial statements and related financial information of 26 Capital Acquisition Corp. as of and for the fiscal year ended December 31, 2021; refer to Rule 8-08(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     James Grandolfo